20012741

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MAR 19 2020
Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 48754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stonecrest Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 W. 6th Street, Suite 1520
(No. and Street)

Austin (City) **TX** (State) **78701** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Hippert **(704) 375-2966**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brent Hippert**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stonecrest Capital Markets, Inc.**, as of **December 31**, **2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PETER JOHN HOWE
COMM. EXP.
NOTARY
PUBLIC
APRIL 08, 2023
BALTIMORE COUNTY, MD

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

Stonecrest Capital Markets, Inc

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2019

Stonecrest Capital Markets, Inc.

Contents

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Schedules

I. Computation of Net Capital Under Rule 15c3-1

II & III. Management Statement from Exemption 15c3-3

Report of Independent Registered Public Accounting Firm on the Company's Rule 15c3-3 Exemption Report

Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stonecrest Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonecrest Capital Markets, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

March 17, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Stonecrest Capital Markets, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 1,153,613
Due from clearing broker	88,237
Deposit with clearing broker	100,000
Accounts Receivable	46,372
Advances to brokers - net of loss reserve of $99,169	1,224,715
SDN Collateral Market Value	250,000
Right of use Asset	821,842
Due from related party	55,400
Prepaid expenses	57,680
Furniture and equipment, net of accumulated depreciation of $5,475	31,131
Other Assets	16,306
Total assets	$ 3,845,296

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 105,279
Commissions payable	262,268
Lease liability	821,842
Due to related parties	67,094
Liabilities subordinated to claims of general creditors	250,000
	1,506,483
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100,000 shares authorized 1,200 shares issued and outstanding	12
Series A preferred stock	2,000,000
Additional paid-in capital	756,728
Accumulated (deficit)	(417,927)
Total Stockholder's Equity	2,338,813
Total Liabilities and stockholder's equity	$ 3,845,296

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Operations
For The Year Ended December 31, 2019

REVENUES:	
Commissions	$ 1,491,054
Mutual fund and 12b-1 fees	352,472
Investment Banking	2,649,485
Interest income	56,750
Total revenues	4,549,761
EXPENSES:	
Commissions and payroll	3,573,506
Technology and communication	273,123
Occupancy and equipment	279,382
Clearing charges	190,590
Professional and Consulting	198,726
Regulatory fees	84,668
Interest expense	26,839
Other	144,808
Total expenses	4,771,642
Net loss before income tax	(221,881)
Income taxes	-
NET LOSS	$ (221,881)

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2019

Subordinated borrowings at December 31, 2018	$ 250,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Retirement of subordinated borrowings	-
Subordinated borrowings at December 31, 2019	$ 250,000

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock		Preferred	Additional Paid in	Accumulated	
	Shares	Amount	Stock	Capital	(Deficit)	Total
Balance, December 31, 2018	1,200	$ 12	$ -	$ 756,728	$ (196,046)	$ 560,694
Issuance of Series A preferred stock			2,000,000			2,000,000
Net Income					(221,881)	(221,881)
Balance, December 31, 2019	1,200	$ 12	$ 2,000,000	$ 756,728	$ (417,927)	$ 2,338,813

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2019

OPERATING ACTIVITIES		
Net Loss	$	(221,881)
Items which do not impact cash		
Depreciation		3,396
Adjustments to reconcile Net Loss		
to net cash used by operations:		
Change In:		
Accounts Receivable		(18,872)
Advances to Brokers, net of reserve		(976,561)
Receivable from Clearing Broker		(13,290)
Due from Related Party		15,733
Prepaid Expenses		(7,957)
Other Assets		(9,906)
Right Of Use Asset		(821,842)
Accounts Payable and Accrued Expenses		68,330
Lease Liability		821,842
Commissions Payable		243,022
Due to Related Parties		49,411
Income Taxes Payable		(7,000)
Net cash used by Operating Activities		(875,575)
INVESTING ACTIVITIES		
Furniture and Fixtures additions		(29,790)
Net cash used by Investing Activities		(29,790)
FINANCING ACTIVITIES		
Series A Preferred Stock		2,000,000
Net cash provided by Financing Activities		2,000,000
Net cash increase for year		1,094,635
Cash at beginning of year		58,978
Cash at end of year		**1,153,613**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Taxes Paid	$ 9,019
Interest Paid	$ 26,839

The accompanying notes are an integral part of these financial statements.

Note 1-Organization and Summary of Significant Accounting Policies and Activities

Organization

Stonecrest Capital Markets, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is brokerage of securities.

The Company is wholly owned by, Stonecrest Holdings, LLC ("Stonecrest"). The Company acts as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables. The Company's principle office is located in Austin, Texas and has affiliated branch offices in New Jersey and Puerto Rico.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Recognition of Revenue

The Company has adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include;

Commissions from Investment Brokerage (including income earned on riskless principal transactions)
Investment Banking
Mutual fund and 12b-1 fees

Commissions from Investment Brokerage:

The Company earns commissions from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, and are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the Company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. The riskless principal revenue is earned at the time those transactions are executed.

Investment Banking:

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreements may contain nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The retainer fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.

The Company recognizes success fee revenue from capital raising and merger and acquisition advisory services upon completion of a success fee based transaction. The Company recognizes retainer revenue from contracts with customers upon the satisfaction of certain performance obligations. All retainer revenue recognized in 2019 arose from engagements that resulted in the consummation of a success fee based transaction prior to the end of 2019.

Mutual Fund (pooled investment vehicles) and 12b1 fees:

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Commissions and fees are recognized up front upon purchase or sale and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]). The fund may also pay upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]).

Income Taxes

Income taxes are accounted for by the asset/liability approach in accordance with FAS- 109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

The Company has not recorded a deferred tax asset reflecting any benefit of future tax benefits as in the judgment of the Company the realization is less likely than not.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist of trade receivables or commissions earned. The Company regularly reviews its accounts receivable for bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends.

Note 2 -Deposit and Accounts with Clearing Broker

The Company clears certain of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing broker requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit. As of December 31, 2019, the Company has $100,000 on deposit with the clearing broker. The clearing agreement requires that the Company maintain minimum net capital of $250,000 because of certain trading activities. Amounts receivable from the Company's clearing broker at December 31, 2019 consist of funds on deposit at various accounts.

Note 3-Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2019, the Company's net capital was $1,157,208, which was $1,057,208 in excess of its required net capital of $100,000.

The Company's net capital ratio (aggregate indebtedness to net capital) was .38 to 1.

Note 4 -Subsequent Events

Management has reviewed events occurring through the date the financial statements were issued. No such events have occurred through that date requiring disclosure in or adjustment to the financial statements.

Note 5 -Pledged Collateral and Liabilities Subordinated to the Claims of General Creditors

The $250,000 represents a loan subordinated to the claims of general creditors as of December 31, 2019 that is collateralized by a restricted brokerage account containing publicly traded common stock. The subordinated loan is covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated borrowing is with a related party and bears interest at 6%. The subordinated note matures in 2021.

Note 6 -Lease Commitment

The Company leases office space under operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based

on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). Lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Maturities of lease liabilities under noncancelable office operating leases with initial non-cancelable terms in excess of one year are as follows:

2020	$204,500
2021	193,500
2022	150,900
2023	153,900
2024	157,000
Thereafter	92,600
Total undiscounted lease payments	952,400
Less imputed interest	(130,558)
Lease Liability	$821,842

Weighted average remaining lease term:	
Operating leases	5.1 years
Weighted average discount rate:	
Operating leases	6.26%

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e. buildings property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2019 was $275,986.

The Company adopted ASC842 effective January 1, 2019 under the modified retrospective approach. Other than the addition of the operating lease right of use asset and liability on the statement of financial condition, the adoption of the standard had no material impact on the financial statements and related disclosures.

Note 7 – Related Party

The Company is affiliated with a sister entity that is a registered Investment Advisor. During 2019, the Company collected advisory fees of approximately $213,700 from its clearing broker dealer that were remitted to the sister entity. In addition, the Company paid brokers registered with the Company approximately $319,800 of fees earned by the brokers from revenue generated by the sister entity for which the Company was reimbursed. A balance due to the sister entity of $25,067 arose from advisory fees collected by the Company from its clearing broker that have not yet been remitted to the sister entity.

Separately, the Company has a related party that acts as a professional employer organization (PEO) by providing payroll processing services, health benefits services, and other various administrative services to employees of the Company who operate in Puerto Rico. The Company has a liability to the related party of $42,027 pursuant to this arrangement. Apart from this arrangement, the Company has informally loaned approximately $55,400 to this related party to help fund its operations. The Company considers this amount to be fully collectible at December 31, 2019.

The Company has a formal loan agreement with this related party which enables the related party to borrow up to $1,000,000 for operating expenses under an arrangement that resembles a line-of-credit with no fixed maturity date. The note has a 3% interest rate and is unsecured. There is no balance due from the related party under the loan agreement at December 31, 2019.

Note 8 – Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	-
Deferred income tax	-
Income taxes expense	$ -

The Company has a cumulative net operating loss carryforward of approximately $278,000 at December 31, 2019 that is available to offset taxable income arising in future years. The potential deferred tax asset arising from this loss carryforward of approximately $58,000 has been fully offset by a valuation allowance, as realization is considered less likely than *not* at December 31, 2019.

Note 9 – Advances to Brokers

Advances to brokers represent notes receivable from brokers to induce them to join the Company that mature from 2021 through 2027. All of the notes bear interest that is forgivable under certain circumstances and therefore no interest income has been recognized. The principal of seven notes with outstanding balances of $1,228,000 at December 31, 2019 is forgivable if the brokers are employed on specific dates in the future. The principal of the forgivable loans is expensed over the term of employment pursuant to the notes.

Note 10 – Preferred Stock

During 2019 the Company issued $2,000,000 of Series A preferred stock. The preferred stock bears a 10% dividend payable, if and when declared. The accumulated but undeclared and unrecorded dividends at December 31, 2019 amounted to $77,514.

Stonecrest Capital Markets, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2019

Stockholder's Equity per Statement of Financial Condition	$ 2,338,813
Subordinated note allowable for net capital	250,000
Total capital and allowable credits	2,588,813
Less: Nonallowable assets	1,431,605
Net capital	$ 1,157,208
Aggregate indebtedness - Less subordinated loans and ROU Asset	$ 434,641
Basic net capital requirement ($100,000 minimum)	$ 100,000
Minimum net capital requirement 6.667% of aggregate indebtedness	28,976
Excess net capital	$ 1,057,208
Percentage of aggregate indebtedness to net capital	38%

Reconciliation with Company's computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2019

There is no significant difference between Net Capital as reported on the amended part IIA of Form X-17a-5 and Net Capital as reported above.

Stonecrest Capital Markets, Inc.
Schedules II & III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2019

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stonecrest Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Stonecrest Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stonecrest Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Stonecrest Capital Markets, Inc. stated that Stonecrest Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stonecrest Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonecrest Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 17, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

STONECREST CAPITAL MARKETS, INC.

Stonecrest Capital Markets, Inc Exemption Report

Stonecrest Capital Markets, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> Stonecrest Capital Markets, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.
>
> Stonecrest Capital Markets, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent Hippert
Title: CFO
March 12, 2020

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Stonecrest Capital Markets, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Stonecrest Capital Markets, Inc. and the SIPC, solely to assist you and SIPC in evaluating Stonecrest Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Stonecrest Capital Markets, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Stonecrest Capital Markets, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Stonecrest Capital Markets, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 17, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC